DC
No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06027590

March 9, 2006

Keith F. Higgins
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/9/2006

Re: Schering-Plough Corporation
Incoming letter dated February 17, 2006

Dear Mr. Higgins:

This is in response to your letter dated February 17, 2006 concerning the shareholder proposal submitted to Schering-Plough by Charles Miller. On February 6, 2006, we issued our response expressing our informal view that Schering-Plough could not exclude the proposal for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Acting Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310158

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

February 17, 2006

Keith F. Higgins
(617) 951-7386
keith.higgins@ropesgray.com

BY EMAIL AND FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Reconsideration — Shareholder Proposal Submitted by Dr. Charles Miller for Inclusion in the 2006 Proxy Statement of Schering-Plough Corporation

Ladies and Gentlemen:

In a letter dated December 16, 2005, our client, Schering-Plough Corporation (the "Company") submitted a request that the staff of the Division of Corporation Finance (the "Division") concur that it will not recommend enforcement action to the Securities and Exchange Commission if the Company omits from its 2006 proxy materials a shareholder proposal and statement of support (the "Proposal") submitted by Dr. Charles Miller (the "Proponent") for inclusion in the Company's 2006 proxy materials. In a letter dated February 6, 2006, the Division stated that it was unable to concur with the Company's view that the Proposal could be excluded. The Proposal is attached hereto as Attachment A and all correspondence between the Company, the Proponent, and the Division relative to the Proposal is attached hereto as Attachment B.

On behalf of the Company, we respectfully request that the Division reconsider the position set forth in its February 6, 2006 letter to the Company and concur that it would not recommend enforcement action against the Company if, pursuant to Rule 14a-8(i)(3), the Company omits the Proposal from its 2006 proxy materials.

We Believe that the Proposal is Materially False or Misleading Because it is Vague and Indefinite. We believe that the Proposal violates Rule 14a-9, which prohibits inclusion of materially false or misleading statements in proxy statements, because the Proposal is vague and indefinite. See, e.g., *SEC Division Legal Bulletin No. 14B* (September 15, 2004), *International Business Machines* (February 2, 2005) ("*IBM*") (permitting exclusion of a proposal that was subject to multiple interpretations, therefore making it misleading due to vagueness and indefiniteness), *People's Energy* (November 23, 2004) ("*People's Energy*") (permitting exclusion of a proposal that employed an undefined legal standard of "reckless neglect," therefore making it misleading due to vagueness and indefiniteness). Specifically, we believe that the Proposal is vague and indefinite in the following ways.

First, we believe that the term "governance issues" is inherently vague and indefinite and is subject to myriad interpretations by shareholders. Some shareholders might interpret the term "governance issues" broadly to include business decisions that are ordinarily left to the board of directors and management, because "governance" could include any decisions that address the direction of the Company (i.e., how the Company is "governed"). For example, some shareholders might think that the decision of how much and whether a dividend should be paid to shareholders or whether the Company should repurchase its common stock on the open market is a governance issue, because these decisions significantly impact the direction of the Company. In contrast, other shareholders might take a more limited view of the term "governance" to include only those matters that are traditionally addressed by a company's Certificate of Incorporation or by-laws. Therefore, as in *People's Energy*, a key term in the Proposal is subject to multiple interpretations.

The term "governance issues" is even more murky because corporate governance is a hot-button issue that receives near daily press coverage. Recent legislation such as the Sarbanes-Oxley Act of 2002 and other forms of regulation, such as the recently amended listing standards of the New York Stock Exchange (NYSE), have added layers of complexity to traditional notions of what constitutes "corporate governance." Consequently, shareholders most likely do not all share the same view of what is a governance issue and what is not. For example, is approving a Board committee charter a governance issue?

We find support for our opinion that "governance issues" is vague and misleading in SEC precedent, such as *Puget Energy, Inc.* (March 7, 2002) ("*Puget Energy*"). In that case, the Division found that the term "improved corporate governance" was vague and indefinite. Specifically, the proposal requested that the board "take the necessary steps to implement a policy of improved corporate governance." Because shareholders could not determine what improved corporate governance meant, the Division granted Rule 14a-8(i)(3) relief). Similarly, shareholders of the Company would not be able to determine what a "governance issue" is in the context of the Proposal.

Second, the concept of the "greatest number . . . practicable" is by definition vague and indefinite. Shareholders who are not experts in managing a large corporation or who are not knowledgeable about corporate law will likely interpret this term to mean "as many corporate decisions as possible." They might interpret the Proposal to mean that they are voting to expand the role shareholders play in the everyday business affairs of the Company by opening up for a shareholder vote matters about which New Jersey corporation law and NYSE listing standards do not contemplate shareholder voting. Other shareholders who are familiar with the Company's governing documents or have a greater level of understanding about managing a large corporation might think the concept "greatest number . . . practicable" means that majority voting should simply be extended to those matters in the Company's governing documents that already call for a shareholder vote, but that require a greater than majority vote to carry the resolution (e.g., amending the Company's Certificate of Incorporation currently requires an 80% shareholder vote). Because different shareholders will interpret the meaning of the Proposal differently, the Company will not understand what it is being asked to do if the Proposal is approved.

SEC Precedent. The Proposal is distinguishable from simple majority vote proposals previously submitted to companies by the Proponent's representative, John Chevedden. Previously, the Division has rejected the argument that the proposal to apply a simple majority vote to each issue that can be subjected to a shareholder vote was too vague and should be excluded. The Proposal is fatally more vague and indefinite than these prior submissions, because rather than specify that the simple majority standard should apply to all issues that are already subject to shareholder vote, which can be determined from corporate law and a company's governing instruments, the Proposal states that the simple majority standard should apply to "the greatest number of governance issues practicable." It is unclear whether the simple majority voting standard applies to governance issues that are currently subject to a shareholder vote or should be expanded to include additional governance issues for shareholder vote.

The Proponent fails to provide any clarification on these issues in any communications to us or sent to the Division. In our efforts to understand the Division's position on the Proposal, we have searched for similar shareholder proposals sent to other companies. Based on our research of recent no-action requests submitted to the Division, it appears that several companies received substantially similar proposals and submitted no-action requests. For example, *Home Depot* (no-action request dated December 8, 2005, publicly available January 26, 2006); *Baxter International* (no-action request dated December 29, 2005); and *Johnson & Johnson* (no-action request dated December 21, 2005).

In *Home Depot*, the company interpreted the proposal as reducing existing, higher voting thresholds and contended that it had substantially implemented the proposal because all higher voting provisions were eliminated from its certificate of incorporation. The authors of the Home Depot request viewed the proposal as applying a simple majority vote to areas where a shareholder vote is already required. For these reasons, Home Depot argued that it had already substantially implemented the proposal. As explained below, and supported by SEC precedent, we believe that despite the Division's concurrence that the proposal in *Home Depot* was substantially implemented, the Division can properly find the same proposal is also vague and indefinite.

In the past, the Division has granted requests to exclude a proposal that had been substantially implemented even though the Division had found previously that a substantively similar proposal was vague and indefinite. For example, in Eli Lilly and Company (January 25, 1999) ("*Eli Lilly*"), the Division found that a proposal that encouraged *Eli Lilly* to stop buying human fetuses was substantially implemented because *Eli Lilly* does not buy human fetuses. The Division found that *Eli Lilly* substantially implemented the proposal even though it had previously found in The Dow Chemical Company (February 18, 1997) that the terms "unborn person/child" and "fetus" were vague and indefinite.

In concluding that a vague and indefinite proposal has been substantially implemented, the Division may correctly concur with the company that it has implemented a reasonable interpretation of the proposal and therefore exclude the proposal from its proxy materials. After all, a company should not be required to implement all possible interpretations of a proposal, especially if the proposal is ambiguous. Thus, we believe that the Proposal can classified as vague and indefinite even though it has been substantially implemented within the meaning of Rule 14a-8(i)(10) with respect to other companies.

The Division's response in *Home Depot* does not address whether the Proposal itself is inherently vague and indefinite because reasonable shareholders could interpret the proposal differently. Rather, the vagueness of the Proposal is a matter that we ask the Division to reconsider in this request because a shareholder would not be able to determine with any reasonable certainty the actions required by the Proposal.

Conclusion. We and the Company's Board of Directors believe that shareholder voting is an important right. Such a topic should not be left to a vague and indefinite proposal.

Based on the foregoing, we, on behalf of the Company, respectfully request that the Division reconsider its position set out in its response dated February 6, 2006. The Company anticipates filing its preliminary proxy statement on February 28, 2006 and would greatly appreciate a response prior to that date.

We are sending Mr. Chevedden, the Proponent's representative, a copy of this letter. Should you have any questions regarding this matter or require any additional information, please call the undersigned at (617) 951-7386 or, in my absence, Adam M. Schlichtmann at (617) 951-7114. If you need further clarification directly from the Company, please contact Grace Lee (908) 298-7175.

In accordance with Division Legal Bulletin 14C, the Company requests that you provide your response by facsimile to the Company and the Proponent's proxy. The Company's facsimile number is (908) 298-7303, our facsimile number is (617) 951-7050, and Mr. Chevedden's facsimile number is (310) 371-7872. In the alternative, we represent that the Company will overnight the Division's response to the Proponent and his proxy. Thank you for your attention and interest in this matter.

Very Truly Yours,

Keith F. Higgins

Attachments

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dr. Charles Miller
23 Park Circle
Great Neck, NY 11024

ATTACHMENT A

Lee, Grace (CORP 9)

From: Wolf, Susan
Sent: Tuesday, November 15, 2005 08:30 AM
To: Lee, Grace (CORP 9)
Subject: Fw: Rule 14a-8 shareholder proposal authorized by Dr. Charles Miller

----

Susan Ellen Wolf
Corporate Secretary, VP and Associate General Counsel Schering-Plough Corporation
908.298.7354 fax 908.298.7303

Sent from my BlackBerry Wireless Handheld

-----Original Message-----
From: J <olmsted7p@earthlink.net>
To: Wolf, Susan <susan.wolf@spcorp.com>
Sent: Mon Nov 14 20:27:26 2005
Subject: Rule 14a-8 shareholder proposal authorized by Dr. Charles Miller

Rule 14a-8 shareholder proposal authorized by Dr. Charles Miller and forwarded by John Chevedden

[November 14, 2005]
3 Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable.

75% yes-vote
This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate our shareholder majority. For example if 79% vote to improve our corporate governance and 1% vote no < only 1% could force their will on our overwhelming 79% majority.

This proposal does not address a majority vote requirement in director elections an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step
It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted): o We had to marshal an awesome 80% shareholder vote to make certain key governance improvements Entrenchment concern. o We had to marshal an awesome 80% shareholder vote to remove a director for cause. o Ms. Russo, our Lead Director, served on the Lucent (LU) board rated "F" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm. o Ms. Russo also chaired our Nomination and Governance Committee. o Mr. Leder, a relatively new director, had non-director links to our company Lack of independence concern. These less-than-best practices above reinforce the reason to take one step forward and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Dr. Charles Miller, 23 Park Circle, Great Neck, NY 11024 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including: Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances: o the company objects to factual assertions because they are not supported; o the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered; o the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or o the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please advise the most convenient fax number and email address for the Corporate Secretary's office.

ATTACHMENT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 6, 2006

Grace K. Lee
Senior Counsel
Schering-Plough Corporation
2000 Galloping Hill Rd.
Kenilworth, NJ 07033

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/6/2006

Re: Schering-Plough Corporation
Incoming letter dated December 16, 2005

Dear Ms. Lee:

This is in response to your letters dated December 16, 2005 and January 30, 2006 concerning the shareholder proposal submitted to Schering-Plough by Charles Miller. We also have received letters on the proponent's behalf dated December 26, 2005, January 19, 2006 and February 2, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

February 6, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Schering-Plough Corporation
Incoming letter dated December 16, 2005

The proposal recommends that the board adopt a simple majority vote shareholder vote requirement applicable to the greatest number of governance issues practicable.

We are unable to concur in your view that Schering-Plough may exclude the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We are unable to concur in your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Amanda McManus
Attorney-Adviser

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033 USA
Phone +1 908 298 4000
www.schering-plough.com

Schering-Plough

Direct Dial: (908) 298-7175
Direct Fax: (908) 298-7303
Email: grace.lee9@spcorp.com

December 16, 2005

RECEIVED
2005 DEC 19 PM 4:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exclusion of Proposal Received by Schering-Plough Corporation Pursuant to Rules 14a-8(e)(2) and 14a-8(i)(3)

We respectfully request that the staff of the Division of Corporation Finance concur that it will not recommend enforcement action to the Securities and Exchange Commission if Schering-Plough Corporation (the "Company") omits from its 2006 proxy materials a shareholder proposal and statement of support (the "Proposal") by Dr. Charles Miller for inclusion in the Company's 2006 proxy materials. Mr. John Chevedden forwarded the Proposal via email to the Corporate Secretary. We have enclosed the Proposal as Exhibit A.

Pursuant to Rule 14a-8(j), we have enclosed six additional copies of this letter, along with the Proposal attached as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. Introduction

The Proposal states:

> RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable.
>
> 75% yes-vote
>
> This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

> Our current rule allows a small minority to frustrate our shareholder majority. For example if 79% vote to improve our corporate governance and 1% vote no ‹ only 1% could force their will on our overwhelming 79% majority.
>
> This proposal does not address a majority vote requirement in director elections an issue gaining a groundswell of support as a separate ballot item.
>
> Progress Begins with One Step
> It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted): o We had to marshal an awesome 80% shareholder vote to make certain key governance improvements Entrenchment concern. o We had to marshal an awesome 80% shareholder vote to remove a director for cause. o Ms. Russo, our Lead Director, served on the Lucent (LU) board rated "F" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm. o Ms. Russo also chaired our Nomination and Governance Committee. o Mr. Leder, a relatively new director, had non-director links to our company Lack of independence concern. These less-than-best practices above reinforce the reason to take one step forward and adopt simple majority vote.

We request that the Staff concur in our view that the Proposal may be properly excluded from the Company's proxy materials pursuant to (i) Rule 14a-8(e)(2) because the Proposal was submitted after the deadline for submitting shareholder proposals; and (ii) Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

II. The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because It Was Submitted After the Deadline for Submitting Shareholder Proposals

Rule 14a-8(e)(2) states:

> The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting,

> then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

This year's annual meeting will not been changed by more than 30 days from the date of the previous year's meeting on April 26, 2005.

The Company properly calculated the deadline for submitting proposals for the 2006 season under the guidance provided in Staff Legal Bulletin No. 14. The Company released its proxy materials on March 14, 2005. Increasing the year by one, the day to begin the calculation is March 14, 2006. Day one is March 13, 2006. Day 120 is November 14, 2005. This deadline was properly disclosed in the Company's 2005 proxy materials.

The Company's Corporate Secretary received the proposal via email on November 14, 2005. The Company's records show that it was received at 8:27 p.m. EST on November 14, 2005, well after the close of the Company's business and well after the close of business in Mr. Chevedden's time zone. Our view is that the November 14, 2005 deadline, both as it exists under the regulations and as it was disclosed in the Company's proxy statement, is and should be understood to mean the close of business at the Company's headquarters. The staff has internally noted that "even one hour is too late," suggesting that there is a time period associated with the due date for submitting shareholder proposals. We believe that the most practical time for receiving proposals should be at the close of its business so that a company can rely on a specific deadline for being on notice as to the proposals that it received for that season. Other time deadlines would raise questions as to implementation. For example, if a proposal was submitted on 12:01 am the next day, would the proposal be considered untimely since it was technically received the next day? What time zone should apply to these periods – the company or the proponents?

In Release No. 16356 (November 21, 1979), the Commission indicated that the purpose of the published deadline for submitting shareholder proposals was to "increase the certainty of meeting the filing requirements under rule 14a-8 and minimize inadvertent timing errors in the submission of proposals."

While we were not able to find any prior pronouncements by the staff on the precise time of day at which the deadline is deemed to occur, past statements on similar questions provide helpful guidance. Where the deadline for submitting a proposal fell on a date that the company was closed, the staff has taken the position that the proposal must be received at an *earlier* date when the company was open. In The Procter & Gamble Company (August 1, 1983), the staff noted the following:

> The staff . . . has consistently taken the position that in those instances where the final date for submission of a shareholder proposal under Rule 14a-8 is on a weekend, the proposal must in fact be received by the prior Friday in order to be timely filed.

Application of the same logic and language dictates that in those instances where the final hour for submission of a shareholder proposal under Rule 14a-8 is after the close of business, the proposal must in fact be received prior to the close of business in order to be timely filed.

The instant situation is distinguishable from Weirton Steel Corporation (April 8, 1999). In that letter, the staff denied relief under Rule 14a-8(e)(2) in a case where the proponent faxed his proposal at 5 pm on December 31, 1998, the due date for submitting proposals. Weirton Steel claimed that the since January 1, 1999 was a holiday, the offices closed early for business and a person did not actually "receive" the proposal. Weirton Steel addressed a situation involving abnormal business hours which the proponent was only made aware of after the fact. Here the Company is maintaining business hours that are normal and customary both for the Company and for the American business world generally. In the instant case, the Proposal was received long after what any reasonable person might expect to be the regular business hours of the Company.

Accordingly, the Company requests that the staff grant no-action relief under Rule 14a-8(e)(2) because the Proposal was not timely received.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Vague and Indefinite

Staff Legal Bulletin No. 14B (September 15, 2004) states that reliance on Rule 14a-8(i)(3) to exclude a proposal in its entirety may be appropriate where "the proposal [is] so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Staff has stated that such vague and indefinite proposals are "misleading, in that, any action ultimately taken by the Company upon the implementation of the proposals could be quite different from the type of action envisioned by the stockholders at the time their votes were cast." E.I. du Pont de Nemours & Company (February 8, 1977).

The Proposal is vague and indefinite and, if the Proposal was adopted, it would not permit the Company, or its shareholders, to determine what particular action was required to be taken. The resolution of the Proposal states:

> RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable.

The resolution is not clear as to what is meant by "the greatest number of governance issues practicable." The supporting statement mentions one governance issue that is intended to be excluded – the vote for election of directors. However, beyond that the proposal fails to clarify what issues are to be included or excluded from the proposed vote requirement. Therefore, a shareholder will not understand whether the proposal seeks to (a) add a shareholder majority vote requirement where there currently is no shareholder vote required by New Jersey corporation law or the Company's charter and bylaws (such as the Corporate Governance Guidelines, which now are approved by the Board of Directors and not subject to shareholder approval, under either New Jersey corporation law or the New York Stock Exchange listing standards); or (b) change to a majority vote the various shareholder vote requirements which are higher than a simple majority (some of which are [required / default provisions] under New Jersey corporation law and some of which are contained in sections of the Company's certificate of incorporation or bylaws which cannot be amended without a separate shareholder vote on the amendment); or (c) some combination of the foregoing. Moreover, with respect to charter and bylaw changes which cannot be made without a separate shareholder vote on the amendment, it is not possible to determine whether the Proposal seeks no action or asks the Board to adopt the necessary amendments and put them to the shareholders for a vote.

The supporting statement does not clarify the inherent vagueness of the resolution. One might infer that the supporting statement favors reducing to a simple majority the vote required to remove a of director for cause but it seems clear the proposal is intended to address other issues – it is just unclear what other issues.

This proposal is similar to another proposal that the staff has previously found to be vague and indefinite. In <u>PG&E Corporation</u> (March 1, 2002), the staff found that the following proposal was vague and indefinite:

> . . . simple-majority vote is to be the sole requirement, to the fullest extent possible, to effect a merger or business combination or other issue for shareholder vote for approval and board action.

As in the instant case, the proposal failed to provide more guidance on the vague resolution clause. The Company argued that the proposal was vague and indefinite because the proposal failed to define "other issues for shareholder vote" and failed to provide "other information that would allow shareholders or the Corporation to make an informed decision." Similar to PG&E, the instant Proposal fails to clarify what particular governance issues would be subject to a simple majority voting matters, and this inherent vagueness would be misleading since the Company and its shareholder could interpret this proposal in different ways.[1]

The proposal also fails to clarify what is meant by "governance issues." In Puget Energy, Inc. (March 7, 2002), the staff found that the term "improved corporate governance" was vague and indefinite. Specifically, the proposal requested that the board "take the necessary steps to implement a policy of improved corporate governance." Although the supporting statement referred to an article that listed 13 standards for improved corporate governance and listed several examples of what was meant by improved corporate governance, the staff nevertheless found that the proposal was vague and indefinite. Since shareholders would not be able to determine what specifically was meant by improved corporate governance meant within the four corners of the proposal, the staff granted Rule 14a-8(i)(3) relief. Similar to Puget Energy, shareholder would not be able to determine within the four corners of this proposal what "governance issues" would be subject to simple majority vote. Although the supporting statement provides one example of what issues would be considered a governance issues – removal of directors for cause – shareholders would not be able to determine what other "governance" issues would be subject to a simple majority vote.

This proposal is distinguishable from other simple majority vote proposals submitted by John Chevedden (on behalf of other proponents) which the staff did not find to be excludable from proxy statements. In past seasons, the staff has rejected the argument that the proposal to apply simple majority vote to *each issue that can be subject to a shareholder vote* was too vague and should be excluded. In SBC Communications Inc. (January 5, 2005), SBC contended that this proposal was vague and indefinite because it failed to specify the particular provisions of the governing instruments which would need to be changed. The instant proposal is fatally less specific than the SBC Communications proposal because, rather than specify that the simple majority standard should apply to all issues that are subject to shareholder vote, which can be

[1] In FirstEnergy Corp., the staff found that a proposal that requested that the board "change the bylaws as they effect shareholder approval of shareholder proposals." The supporting statement mistakenly believed that an 80% vote was required to approve all shareholder proposals. FirstEnergy explained that its code of regulations did not contain such a supermajority provision, except for one limited circumstance. Since the proposal would not make sense unless it was meant to apply to the one limited exception and the resolution did not "detail the manner ... or provid[e] the specificity" of this one limited exception, the staff found that the proposal was vague and indefinite.

determined from corporate law and a company's governing instruments, the instant proposal states that the simple majority standard should apply to "the greatest number of governance issues practicable." It is unclear whether the simple majority voting standard applies to governance issues that are currently subject to a shareholder vote or should be expanded to include more governance issues for shareholder vote and apply a majority voting standard. Even if the proposal is interpreted as being limited to the former, it is unclear what matters would be considered "governance issues."

Accordingly, the Company requests that the staff grant no-action relief under Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

IV. Conclusion

Based on the foregoing, we believe that the Proposal can be excluded from the 2006 proxy materials because (i) the Proposal was not timely submitted; and (ii) the Proposal is vague and indefinite. Should you have any questions regarding this matter or require any additional information, please call the undersigned at (908) 298-7175.

Sincerely,

Grace K. Lee
Senior Counsel

/kk

Enclosure

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dr. Charles Miller
23 Park Circle
Great Neck, NY 11024

65138

Lee, Grace (CORP 9)

From: Wolf, Susan
Sent: Tuesday, November 15, 2005 08:30 AM
To: Lee, Grace (CORP 9)
Subject: Fw: Rule 14a-8 shareholder proposal authorized by Dr. Charles Miller

----

Susan Ellen Wolf
Corporate Secretary, VP and Associate General Counsel Schering-Plough Corporation
908.298.7354 fax 908.298.7303

Sent from my BlackBerry Wireless Handheld

-----Original Message-----
From: J <olmsted7p@earthlink.net>
To: Wolf, Susan <susan.wolf@spcorp.com>
Sent: Mon Nov 14 20:27:26 2005
Subject: Rule 14a-8 shareholder proposal authorized by Dr. Charles Miller

Rule 14a-8 shareholder proposal authorized by Dr. Charles Miller and forwarded by John Chevedden

[November 14, 2005]
3 Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate our shareholder majority. For example if 79% vote to improve our corporate governance and 1% vote no ‹ only 1% could force their will on our overwhelming 79% majority.

This proposal does not address a majority vote requirement in director elections an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted): o We had to marshal an awesome 80% shareholder vote to make certain key governance improvements Entrenchment concern. o We had to marshal an awesome 80% shareholder vote to remove a director for cause. o Ms. Russo, our Lead Director, served on the Lucent (LU) board rated "F" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm. o Ms. Russo also chaired our Nomination and Governance Committee. o Mr. Leder, a relatively new director, had non-director links to our company Lack of independence concern. These less-than-best practices above reinforce the reason to take one step forward and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Dr. Charles Miller, 23 Park Circle, Great Neck, NY 11024 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including: Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances: o the company objects to factual assertions because they are not supported; o the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered; o the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or o the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please advise the most convenient fax number and email address for the Corporate Secretary's office.

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Monday, December 26, 2005 7:13 PM
To:	CFLETTERS
Cc:	Grace Lee
Subject:	Re Schering-Plough Corporation (SGP) No-Action Request Charles Miller

Re Schering-Plough Corporation (SGP) No-Action Request Charles Miller

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 26, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Charles Miller

Ladies and Gentlemen:

This is an initial response to the Schering-Plough December 16, 2005 no action request.

The company does not submit any previous case where a rule 14a-8 proposal was excluded because it was received on the right day at a supposedly wrong hour. The company does not address the staff's encouragement of electronic communications together with its argument of the wrong hour of the right day. The company 5:00-p.m.-whistle argument seems to suggest that company offices are routinely vacant at 5:00 p.m. on workdays and that employees typically do not check email messages or use company-owned computers for work after 5:00 p.m. In other words is Schering-Plough electronically dead at 5:00 p.m.

The company does not cite an instance where it filed documents electronically with the Securities and Exchange Commission and it was held to a 5:00 p.m. deadline or whether it believes it should now be held to a 5:00 p.m. deadline by the Securities and Exchange Commission after submitting this argument.

The company appears to ask for a new precedent, based on a convenient belief in this case, that shareholders should read into rule 14a-8 a 5:00 p.m. deadline for electronic communication.

Although the company raises the issue of time-zones, the company does not claim that the proposal was received on a different day due to time-zones.

The company also failed to state that the rule 14a-8 transmission by email was a back-up for a hard-copy of the proposal timely received by the company on the due date. I believe that the company is required by rule 14a-8 and Staff Legal Bulletins to submit complete information and documentation to the staff and clearly it did not.

The text of the rule 14a-8 proposal states:

"3 Adopt Simple Majority Vote

"RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable."

The company does not cite a previous case on a proposal with the above text: "This proposal is focused on adoption of the lowest practicable majority [shareholder] vote requirements to the fullest extent practicable."

The company does not seem to fully explain why it believes the proposal either "seeks no action" or "asks the Board to adopt the necessary amendments and put them to the shareholders for a vote." The company does not cite one instance where a shareholder proposal was excluded because it did not ask the Board to adopt a respective amendment and put it to a shareholder vote.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Grace Lee <grace.lee9@spcorp.com>

From: J [olmsted7p@earthlink.net]
Sent: Thursday, January 19, 2006 11:55 PM
To: CFLETTERS
Cc: Grace Lee
Subject: #2 Re Schering-Plough Corporation (SGP) No-Action Request Charles Miller

#2 Re Schering-Plough Corporation (SGP) No-Action Request Charles Miller

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 19, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Schering-Plough Corporation (SGP)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote
Shareholder: Charles Miller

Ladies and Gentlemen:

This adds to the December 26, 2005 initial response to the Schering-Plough December 16, 2005 no action request (unanswered).

The company does not submit any previous case where a rule 14a-8 proposal was excluded because it was received on the right day at a supposedly wrong hour. The company does not address the Staff[1]s encouragement of electronic communications together with its argument of the wrong hour of the right day. The company 5:00-p.m.-whistle argument seems to suggest that company offices are routinely vacant at 5:00 p.m. on workdays and that employees typically do not check email messages or use company-owned computers for work after 5:00 p.m. In other words is Schering-Plough electronically dead at 5:00 p.m.

The company does not cite an instance where it filed documents electronically with the Securities and Exchange Commission and it was held to a 5:00 p.m. deadline or whether it believes it should now be held to a 5:00 p.m. deadline by the Securities and Exchange Commission after submitting this argument.

The company appears to ask for a new precedent, based on a convenient belief in this case, that shareholders should read into rule 14a-8 a 5:00 p.m. deadline for electronic communication.

Although the company raises the issue of time-zones, the company does not claim that the proposal was received on a different day due to time-zones.

The company also failed to state that the rule 14a-8 transmission by email was a back-up for a hard-copy of the proposal timely received by the company on the due date. I believe that the company is required by rule 14a-8 and Staff Legal Bulletins to submit complete information and documentation to the staff and clearly it did not.

Verification of fax transmission is availabe.

The text of the rule 14a-8 proposal states:

"3 Adopt Simple Majority Vote

"RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable."

The company does not cite a previous case on a proposal with the above text:

"This proposal is focused on adoption of the lowest practicable majority [shareholder] vote requirements to the fullest extent practicable."

The company does not seem to fully explain why it believes the proposal either "seeks no action" or "asks the Board to adopt the necessary amendments and put them to the shareholders for a vote." The company does not cite one instance where a shareholder proposal was excluded because it did not ask the Board to adopt a respective amendment and put it to a shareholder vote.

The company does not explain how it might be unable to determine the application of this proposal to its specific supermajority shareholder vote requirements:

Vote Required for Merger or Other Transaction: 67%

Merger Vote Notes

A provision of Schering Plough's charter requires that a Business Combination (as defined in the charter) with or involving an Interested Shareholder (as defined in the charter) must be approved by holders of 80% of shares, unless (1) the Business Combination was approved by a majority of Continuing Directors or (2) certain requirements as to price and procedure are satisfied. New Jersey law provides that a corporation like Schering Plough whose securities are registered with the SEC cannot engage in a business combination with an interested stockholder unless (1) the transaction was approved by the board prior to the date on which the interested stockholder became an interested stockholder, (2) the transaction is approved by holders of two-thirds of the shares not held by the interested stockholder, or (3) certain requirements as to price and procedure are satisfied.

Vote Required to Amend the Charter: 67%

Charter Amendment Notes

Approval of holders of 80% of shares is required to amend Articles Ninth (directors), Tenth (stockholder action), Eleventh (business combinations) and Twelfth (anti-greenmail) of the charter.

Bylaws Amendment Notes

Approval of 80% of shares is required to amend Article V Sections 1 (number, election and terms of directors), 2 (removal) or 3 (newly created directorships and vacancies), Article VI (nominations of director candidates) or Article IX (amendment) of the By-laws

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Grace Lee <grace.lee9@spcorp.com>

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033 USA
Phone +1 908 298 4000
www.schering-plough.com

Direct Dial: (908) 298-7175
Direct Fax: (908) 298-7303
Email: grace.lee9@spcorp.com

Schering-Plough

January 30, 2006

VIA EMAIL AND FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exclusion of Proposal Received by Schering-Plough Corporation Pursuant to Rules 14a-8(e)(2) and 14a-8(i)(3)

In a letter dated December 16, 2005, we submitted a no-action letter requesting that the staff of the Division of Corporation Finance concur that it will not recommend enforcement action to the Securities and Exchange Commission if Schering-Plough Corporation (the "Company") omits from its 2006 proxy materials a shareholder proposal and statement of support (the "Proposal") by Dr. Charles Miller for inclusion in the Company's 2006 proxy materials.

This letter briefly responds to Mr. Chevedden's emails dated December 26, 2005 and January 19, 2006, which indicates that a hard copy of the Proposal was timely received by the Company. We did not receive a hard copy of the Proposal. We searched our records and located a facsimile of the Proposal which was received after business hours at 8:06 p.m. EST. <u>See</u> Exhibit A. We continue to believe that the Proposal is excludable under Rule 14a-8(e)(2) as untimely received. In addition, we continue to believe that the Proposal is vague and indefinite under Rule 14a-8(i)(3) for the reasons outlined in our earlier letter, and note that Mr. Chevedden fails to provide any clarification in either of his emails as to what matters would be subject to a simple majority vote.

We are sending Mr. Chevedden, on behalf of the Proponent, a copy of this response. Should you have any questions regarding this matter or require any additional information, please call the undersigned at (908) 298-7175. In accordance with Staff Legal Bulletin 14C, we would appreciate it if you could provide your response by facsimile to the Company and the Proponent's proxy. Our facsimile number is (908) 298-7303, and Mr. Chevedden's facsimile number is (310) 371-7872. In the alternative, we represent that we will overnight the staff's response to the Proponent and his proxy. Thank you for your attention and interest in this matter.

Sincerely,

Kathy Krajcik for Grace Lee

Grace K. Lee
Senior Counsel

/kk

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dr. Charles Miller
23 Park Circle
Great Neck, NY 11024

Charles Miller
23 Park Circle
Great Neck, NY 11024

Mr. Fred Hassan
Schering-Plough Corporation (SGP)
2000 Galloping Hill Rd
Kenilworth NJ 07033

Rule 14a-8 Proposal

Dear Mr. Hassan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Charles Miller
Charles Miller

11.8.05
Date

cc: Susan Wolf
Corporate Secretary
PH: 908 298-4000
PH: 908 298-7354
FX: 908-298-7303
FX: 908 298-7082
Fax: 908 298-7653

[November 14, 2005]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate our shareholder majority. For example if 79% vote to improve our corporate governance and 1% vote no — only 1% could force their will on our overwhelming 79% majority.

This proposal does not address a majority vote requirement in director elections – an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- We had to marshal an awesome 80% shareholder vote to make certain key governance improvements – Entrenchment concern.
- We had to marshal an awesome 80% shareholder vote to remove a director for cause.
- Ms. Russo, our Lead Director, served on the Lucent (LU) board rated "F" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm.
- Ms. Russo also chaired our Nomination and Governance Committee.
- Mr. Leder, a relatively new director, had non-director links to our company – Lack of independence concern.

These less-than-best practices above reinforce the reason to take one step forward and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

Dr. Charles Miller, 23 Park Circle, Great Neck, NY 11024 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please advise the most convenient fax number and email address for the Corporate Secretary's office.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, February 02, 2006 11:49 AM
To: CFLETTERS
Cc: Grace Lee
Subject: #3 Re Schering-Plough Corporation (SGP) No-Action Request Charles Miller

#3 Re Schering-Plough Corporation (SGP) No-Action Request Charles Miller

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 2, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Schering-Plough Corporation (SGP)
#3 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Simple Majority Vote
Shareholder: Charles Miller

Ladies and Gentlemen:

This adds to the December 26, 2005 and January 19, 2006 responses to the Schering-Plough December 16, 2005 no action request and supplement.

A hard-copy of the supporting fax confirmation page and the corresponding telephone bill can be forwarded to the Staff for the redundant fax transmission.

In regard to the redundant emial transmission the company is sticking to its hair-splitting and attempted precedent-setting argument that a rule 14a-8 proposal can be penalized for being electronically received on the right day but at supposedly the wrong hour.

The company fails to highlight that its concluding precedent, SBC Communications Inc. (January 5, 2005) was decided in favor of the proponent.

For the above reasons and the previous reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Grace Lee <grace.lee9@spcorp.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.